09056857

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2009
Washington, DC
110

SEC FILE NUMBER
8- 52608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ISEROUTE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

744 BROAD STREET, 23RD FLOOR
(No. and Street)

NEWARK	NEW JERSEY	07102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Paolillo (973) 286-8750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUMSMITH+BROWN, P.C.
(Name – *if individual, state last, first, middle name*)

ONE SPRING STREET	NEW BRUNSWICK	NEW JERSEY	08901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Scheckel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ISEROUTE, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIAN M CAPUANO
Notary Public
State of New Jersey
My Commission Expires Apr 28, 2011

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISERoute, LLC
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Table of Contents
December 31, 2008

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

One Spring Street
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Board of Directors,
Order Execution Services Holdings, Inc.:

We have audited the accompanying statement of financial condition of ISERoute, LLC (a wholly-owned subsidiary of Order Execution Services Holdings, Inc.), as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ISERoute, LLC, as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on the computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 and other information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown, PC

February 12, 2009

ISERoute, LLC
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 66,559
Deposits at clearing organizations	216,117
Receivables from customer, net of an allowance for doubtful accounts of $1,761	56,925
Due from Parent and affiliates, net	114,867
Other assets	3,901
	$ 458,369

Liabilities and Member's Equity

Accounts payable	$ 11,278
Accrued expenses and other current liabilities	12,000
	23,278
Member's equity	435,091
	$ 458,369

The Notes to Financial Statements are an integral part of this statement.

ISERoute, LLC
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Statement of Operations
Year Ended December 31, 2008

Revenues	$	787,033
Expenses		
Employee compensation and benefits		178,109
Equipment expense		6,938
Professional fees		123,356
Occupancy		29,206
Communications		16,557
Travel and entertainment		12,329
Exchange fees		321,799
Clearing fees		89,575
Other expenses		11,445
		789,314
Loss before benefit from income taxes		(2,281)
Benefit from income taxes - allocated from Parent		866
Net loss	$	(1,415)

The Notes to Financial Statements are an integral part of this statement.

ISERoute, LLC
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Statement of Operations
Year Ended December 31, 2008

Balance at beginning of year	$	436,506
Net loss		(1,415)
Balance at end of year	$	435,091

The Notes to Financial Statements are an integral part of this statement.

ISERoute, LLC
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities	
Net loss	$ (1,415)
Adjustments to reconcile net loss to net cash used by operating activities	
Bad debt recovery	(1,761)
Change in operating assets	
Deposits at clearing organizations	(1,986)
Receivables from customer	49,586
Due to/ from Parent and affiliates	(135,798)
Other assets	(1,705)
Change in operating liabilities	
Accounts payable	790
Accrued expenses and other current liabilities	(6,000)
Net cash used by operating activities	(98,289)
Net decrease in cash	(98,289)
Cash	
Beginning of year	164,848
End of year	$ 66,559

The Notes to Financial Statements are an integral part of this statement.

1. Organization

ISERoute, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was formed under the Limited Liability Company laws of the State of New York. The Company is a single-purpose broker-dealer acting as the outbound router exchange facility for the International Securities Exchange ("ISE") and is a member of the ISE.

2. Significant Accounting Policies

Revenue Recognition
The Company records proprietary transactions in securities and the related revenue and expenses on a trade-date basis.

In conjunction with the services the Company provides, it is subject to certain fees, such as Section 31 transaction fees, that it passes along to its customers. The Company follows Emerging Issues Task Force 99-19 *"Reporting Revenue Gross as a Principal versus Net as an Agent"*, and has determined that it is the primary obligor in the arrangement and accordingly includes these amounts in gross revenue and expenses. For the year ended December 31, 2008, $13,569 is included in gross revenue and expense in the statement of operations.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables and Credit Policy
Receivables are obligations due from the customer under terms requiring payments up to sixty days from the service date. The Company does not accrue interest on unpaid receivables. Customer receivable balances with invoice dates over ninety days are reviewed for delinquency. Management reviews these accounts taking into consideration the size of the outstanding balance and the past history with the customer. Accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected.

Payments of accounts receivable are allocated to specific invoices identified on the customer's remittance advice or, if unspecified, are applied to earliest unpaid invoices.

The Company provides for a general reserve for uncollectible accounts receivable at 3 percent of the gross balance outstanding. Included in accounts receivable are approximately $0 of charges to the customer that have been outstanding for greater than 90 days, on average.

Concentration of Credit Risk
The Company maintains cash balances, with financial institutions in amounts which, at times, are more than amounts insured by the Federal Deposit Insurance Corporation. Management monitors the soundness of these institutions and considers the Company's risk negligible. As described in Note 1, 100 percent of the Company's revenue and receivables are derived from transactions with the International Securities Exchange.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3 percent of aggregate indebtedness. Net capital and aggregate indebtedness change from day to day. At December 31, 2008, the Company had net capital of $174,484, which was $169,484 in excess of its required net capital of $5,000.

4. Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities include the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

5. Related Party and Affiliated Transactions

The Company is a wholly owned subsidiary of Order Execution Services Holdings, Inc. (the "Parent") and shares common management with all of the Parent's other wholly-owned and majority owned subsidiaries, which include: ABS Brokerage Services LLC now OES Brokerage Services LLC, Pro Securities LLC, Order Execution Services LLC, Princeton Financial Technology Group LLC, and OTR LLC.

The Company has an expense sharing arrangement with the Parent and the other affiliated companies. Under the provisions of the expense sharing arrangement, certain common expenses are paid by the Parent and an affiliate and allocated to the Company. During the year, the Parent and affiliates paid $271,147 of general and administrative expenses on behalf of the Company. The Company also pays OTR, LLC a monthly fee of $6,500 for systems and maintenance support, which totaled $78,000 for the year and is included in professional fees in the statement of operations.

Additionally, the Company uses the broker-dealer services of two affiliates to route orders, and as such, incurs clearing and exchange fees. Included in clearing and exchange fees in the statement of operations is $321,469 charged from these affiliates.

At December 31, 2008, the Company had $16,329 of non-interest bearing loans payable to the affiliates, and $131,196 of non-interest bearing loans receivable from the Parent.

6. Income Taxes - Allocated from Parent

The Company is a single-member LLC and its taxable income (loss) is included in the Parent's consolidated tax return. The benefit from income taxes presented in the statement of operations represents the Company's share of the Parent's current and deferred income taxes, and is allocated based on an informal tax sharing arrangement, which allocates that benefit or provision based on the Company's taxes as if it filed its own tax returns. Included in due to Parent and affiliates is $866, which represents the benefit the Parent expects to receive in the future from the current period loss generated by the Company.

7. Commitments and Contingencies

The Company is party to an agreement with the International Securities Exchange to provide outbound routing services. This agreement authorizes the Company to setup and to operate the outbound router facility and continues through December 31, 2009, thereafter the agreement automatically renews for one year periods. Additionally, the agreement has a revenue sharing component which provides ISE with 50 percent of the net revenue earned subject to a monthly minimum revenue floor. As of December 31, 2008, the Company has $58,686 due from ISE.

ISERoute, LLC
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15C3-1
December 31, 2008

Net capital		
Member's equity	$	435,091
Deductions		
Nonallowable assets		
Receivables from customer, net of an allowance for doubtful accounts of $1,761		56,925
Other assets		198,682
Total debits		255,607
Net capital before haircuts on securities positions		179,484
Haircuts on securities and other deductions		
Other deductions		5,000
Net capital		174,484
Minimum net capital		5,000
Excess capital	$	169,484
Excess net capital at 1000 percent	$	170,523
Computation of minimum net capital		
Aggregate indebtedness	$	39,608
6-2/3 percent of aggregate indebtedness	$	2,641
Statutory minimum	$	5,000
Greater of the statutory minimum or 6-2/3 percent of aggregate indebtedness	$	5,000
Ratio of aggregate indebtedness to net capital		0.23 to 1

See Independent Auditors' Report

1. Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions clear through other broker-dealers on a fully disclosed basis. The name of the clearing firm is Broadcort Correspondent Clearing Division of Merrill Lynch, Pierce, Fenner & Smith, Inc.

2. Information relating to the possession or control requirements under SEC Rule 15c3-3

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2008.

3. Reconciliation pursuant to SEC Rule 17a-5(d)(4)

There was no reconciliation of net capital pursuant to SEC Rule 17a-5(d)(4), as there were no differences between the net capital per the unaudited form X-17A-5 and the amount computed pursuant to net capital rule 15c3-1 on the previous page.

WithumSmith+Brown, PC
A Professional Corporation
Certified Public Accountants and Consultants

One Spring Street
New Brunswick, NJ 08901
732.828.1615 fax 732.828.5156

www.withum.com

Additional Offices in New Jersey, New York, Pennsylvania, Maryland, Colorado and Florida

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors,
Order Execution Services Holdings, Inc.:

In planning and performing our audit of the financial statements of ISERoute, LLC, (a wholly-owned subsidiary of Order Execution Services Holdings, Inc.) as of December 31, 2008 and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-referenced objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of ISERoute, LLC, to achieve all the divisions of duties and crosschecks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Williams Smith + Brown, PC

February 12, 2009

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

ISERoute, LLC

(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)

**Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange
Act of 1934 and Rule 17a-5 Thereunder**

Financial Statements

December 31, 2008

With Independent Auditors' Report

and

**Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an
Exemption From SEC Rule 15c3-3**